UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2021

Operating and Financial Results

Mexico City, Mexico, July 27, 2021— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2021 (2Q21).

Summary

▪	Passenger traffic increased 679% as compared to 2Q20, reaching 4.5 million passengers, and decreased 23.9% as compared to 2Q19. The airports with the highest traffic recovery compared to 2Q19 were Mazatlán, Durango, Reynosa, Ciudad Juárez and Culiacán.
▪	Adjusted EBITDA was Ps.1,308 million, which compares to Ps.25 million in 2Q20, and was 9.2% lower than in 2Q19.
▪	Adjusted EBITDA margin reached 74.7%, as compared to 7.3% in 2Q20 and 73.9% in 2Q19.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.482 million for the quarter.

OMA will hold its 2Q21 earnings conference call on July 28, 2021 at 9:30 a.m. Eastern time, 8:30 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13721149. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

2Q21 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 410% as compared to 2Q20 and decreased 23.6% as compared to the second quarter of 2019, mainly due to the number of routes suspended by the airlines.

Total passenger traffic reached 4.5 million passengers, representing an increase of 679% as compared to 2Q20 and decreased 23.9% versus 2Q19. During the quarter, of total traffic, 85.9% was domestic and 14.1% was international.

Domestic passenger traffic increased 610% as compared to 2Q20, while international traffic increased 17.8x. As compared to 2Q19, domestic passenger traffic and international passenger traffic decreased 26.6% and 1.5%, respectively.

The airports with the largest contribution to passenger traffic recovery, in volume terms as compared to 2Q19, were:

▪	Mazatlán (+1.9%), on its Tijuana and Chihuahua routes.
▪	Durango (-6.0%), on its Dallas and Tijuana routes.
▪	Reynosa (-14.2%), on its Tapachula and Villahermosa routes.
▪	Ciudad Juárez (-16.6%), on its Cancún, Tijuana and Puerto Vallarta routes.
▪	Culiacán (-18.0%), on its Phoenix and Tijuana routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 84.9% as of June 30, 2021. During the quarter, a total of 471 m2 in commercial spaces were vacated.

Freight Logistics Services

OMA Carga’s revenues increased by 69.3%, as compared to 2Q20 due to higher handling, storage and custody activity related to air import cargo during the quarter. Total tonnage handled was of 9,667 metric tons, 102.2% higher than 2Q20.

Hotel Services

The NH Collection Terminal 2 Hotel had a 55.8% occupancy rate. The average room rate was Ps.2,053 per night, during the quarter.

Hilton Garden Inn had a 45.8% occupancy rate. The average room rate was Ps.1,886 per night during the quarter.

Industrial Services

OMA VYNMSA Aero Industrial Park: Revenues reached Ps.15 million, representing an increase of 25.6% versus 2Q20. The increase is due to additional revenues generated from three warehouses rented during 2020. which started generating revenues since 4Q20.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 778% mainly due to an increase in passenger traffic as compared to 2Q20.

Non-aeronautical revenues increased 107%.

Commercial revenues increased 87.8%. The line items with the largest variations were:

Parking, +580% as a result of an increase in passenger traffic.

Restaurants, Car Rentals and Retail, +104%, +63.2% and +51.2%, respectively, as a result of lower levels of discounts granted, as well as an increase in revenues from revenue shares.

Diversification revenues increased 114%, mainly due to higher revenues from hotel services and OMA Carga.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 6.9%, mainly due to higher contracted services costs and an increase to minor maintenance cost, as a result of passenger traffic growth during the quarter.

The major maintenance provision was Ps.151 million, and reflects a higher level of future executions of major maintenance works, pursuant to the Master Development Program for the period 2021-2025. The outstanding balance of the maintenance provision as of June 30, 2021 was Ps.1,553 million.

The airport concession tax was Ps.81 million and the technical assistance fee was Ps.34 million.

As a result of the foregoing, total operating costs and expenses increased 45.8%. Excluding construction cost, total operating costs and expenses increased 43.6%

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,037 million, with an operating margin of 47.5%.

Adjusted EBITDA was Ps.1,308 million, with a margin of 74.7%.

Financing Income, Taxes, and Net Income

Financing Expense was Ps.169 million, mainly due to a higher interest expense recorded and an exchange loss.

Consolidated net income in the quarter was Ps.620 million.

Earnings per share, based on net income of the controlling interest, was Ps.1.59; earnings per ADS was US$0.64. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 2Q21, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.482 million, comprised of Ps.431 million in improvements to concessioned assets, Ps.18 million in major maintenance, and Ps.33 million in strategic investments.

The most important investment expenditures included:

Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In 2Q21, cash flows from operating activities generated cash of Ps.1,118 million. This increase was mainly due to a positive income from operations.

Investing activities used cash of Ps.386 million in the second quarter. Financing activities generated a cash inflow of Ps.361 million, mainly due to the issuance of two bonds (OMA 21V and OMA 21-2) for an aggregate value of Ps.3,500 million, net of the early redemption of the Ps.3,000 million OMA 14 bond.

The net increase in cash resulting from operating, investing and financing activities in 2Q21 was Ps.1,094 million. However, due to the effect of the appreciation of the Mexican peso against the U.S. dollar in the quarter, which resulted in an impact of Ps.62 million, the Cash and Cash Equivalents balance at June 30, 2021 was Ps.4,191 million.

COVID-19 Update

During the second quarter of 2021, passenger traffic continued to show a recovery as compared to 2Q19, due to a higher mobility level in the country, as permitted by the epidemiological risk traffic light system. As of the date of this report, 1 state in which OMA operates is in red, while 3 states are in orange, 4 in yellow and 1 in green.

During April, May and June, total passenger traffic decreased 27.9%, 22.8% and 21.0% as compared to the same periods in 2019. During the quarter, international passenger traffic represented 98.5% of international passengers in 2Q19. This recovery was mainly driven by flights to the United States.

As of June 30, 2021, OMA had 131 origin-destination routes in operation, compared to 140 origin-destination routes as of December 31, 2020, and 183 as of December 31, 2019.

Relevant Events

Tender Offer by Aerodrome Infrastructure S.à.r.l. On July 7, 2021, Aerodrome Infrastructure S.à.r.l., an affiliate of Fintech Holdings, Inc., settled and concluded the tender offer. On that date, Aerodrome acquired 60,155,201 Series B shares for a total of Ps.8,241 million, which represent 15.4% of OMA´s capital stock. As a result, Fintech Holdings Inc., indirectly owns 30.1% of OMA’s capital stock.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	June 30, 2020	December 31, 2020	June 30, 2021	% Var Jun21/Jun20	% Var Jun21/Dec20
Assets					
Current Assets					
Cash and Cash Equivalents	3,146,091	2,958,804	4,190,597	33.2	41.6
Trade Accounts Receivable - Net	795,930	833,643	1,006,471	26.5	20.7
Trade Accounts Receivable from Related Parties	295,789	214,209	338,901	14.6	58.2
Recoverable Taxes	504,660	542,365	269,098	(46.7)	(50.4)
Advances to Contractors	135,467	115,233	145,417	7.3	26.2
Other Current Assets	108,453	66,575	76,693	(29.3)	15.2
Total Current Assets	4,986,390	4,730,829	6,027,177	20.9	27.4
Land, Buildings, Machinery and Equipment - Net	2,680,090	2,700,469	2,723,891	1.6	0.9
Investments in Airport Concessions - Net	9,593,070	10,229,656	10,788,817	12.5	5.5
Rights of use of leased assets, net	192,668	178,247	188,370	(2.2)	5.7
Other Assets - Net	37,965	34,621	32,208	(15.2)	(7.0)
Deferred Taxes	287,964	317,758	334,682	16.2	5.3
Total Assets	**17,778,147**	**18,191,580**	**20,095,145**	**13.0**	**10.5**
Liabilities and Stockholder's Equity					
Current Liabilities					
Current Portion of Long-Term Debt	3,032,940	3,013,502	-	(100.0)	(100.0)
Current Portion of Major Maintenance Provision	474,954	443,570	577,435	21.6	30.2
Current Portion of Financial Leases	71,529	26,553	23,488	(67.2)	(11.5)
Trade Accounts Payable	177,351	204,048	190,926	7.7	(6.4)
Taxes and Accrued Expenses	299,730	370,188	529,048	76.5	42.9
Accounts Payable to Related Parties	299,305	167,704	197,854	(33.9)	18.0
Total Current Liabilities	4,355,809	4,225,565	1,518,751	(65.1)	(64.1)
Long-Term Debt	1,491,814	1,496,886	4,986,402	234.3	233.1
Guarantee Deposits	379,816	350,738	329,809	(13.2)	(6.0)
Employee Benefits	112,464	115,691	123,985	10.2	7.2
Major Maintenance Provision	585,364	874,415	976,023	66.7	11.6
Financial Leases	133,606	168,210	183,088	37.0	8.8
Deferred Taxes	192,573	133,828	114,549	(40.5)	(14.4)
Total liabilities	**7,251,446**	**7,365,333**	**8,232,607**	**13.5**	**11.8**
Common Stock	300,822	300,822	300,822	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	8,907,194	8,824,666	9,859,601	10.7	11.7
Share Repurchase Reserve	1,108,371	1,500,000	1,500,000	35.3	-
Labor Obligations	4,194	(4,933)	(4,933)	n.a.	-
Non-Controlling Interest	176,334	175,906	177,262	0.5	0.8
Stockholders' Equity	**10,526,701**	**10,826,247**	**11,862,538**	**12.7**	**9.6**
Total Liabilities and Stockholder's Equity	**17,778,147**	**18,191,580**	**20,095,145**	**13.0**	**10.5**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	From April 1 to June 30,			From January 1 to June 30,		
	2020	2021	% Var.	2020	2021	% Var.
Operating Activities						
Income Before Taxes	(240,053)	867,554	n.a.	1,132,468	1,445,453	27.6
Depreciation and Amortization	106,888	119,999	12.3	214,473	238,076	11.0
Major Maintenance Provision	68,348	151,371	121.5	116,155	229,661	97.7
Doubtful Accounts Provision	4,651	(3,181)	n.a.	4,882	2,396	(50.9)
Interest Income	(38,008)	(27,334)	(28.1)	(77,502)	(47,105)	(39.2)
Items in Results Related to Financing Activities						
Present Value of Major Maintenance Provision	30,188	25,982	(13.9)	38,028	51,964	36.6
Interest Expense	85,399	107,839	26.3	172,462	192,345	11.5
Non-Paid Exchange Fluctuation	17,568	61,569	250.5	(331,944)	3,515	n.a.
	34,949	**1,303,590**	**3,630.0**	**1,268,990**	**2,116,096**	**66.8**
Changes in:						
Trade Accounts Receivable - Net	(44,171)	(201,520)	356.2	(43,056)	(175,224)	307.0
Recoverable Taxes	(138,619)	201,621	n.a.	(208,892)	273,267	n.a.
Other Accounts Receivable	(50,196)	(8,365)	(83.3)	(50,487)	3,210	n.a.
Accounts Payable	5,772	(62,898)	n.a.	(50,190)	(55,596)	10.8
Taxes and Accrued Expenses	26,649	(48,848)	n.a.	(19,147)	(67,041)	250.1
Taxes Paid	(244,720)	(59,348)	(75.7)	(614,965)	(219,431)	(64.3)
Accounts Payable to Related Parties	1,695	6,019	255.1	88,693	37,487	(57.7)
Major Maintenance Payments	(19,819)	(18,468)	(6.8)	(47,761)	(46,152)	(3.4)
Other Long-Term Liabilities	14,768	6,099	(58.7)	(1,561)	(12,635)	709.4
Net Flow from Operating Activities	**(413,691)**	**1,117,881**	**n.a.**	**321,624**	**1,853,981**	**476.4**
Investment Activities						
Acquisition of Property, Plant and Equipment	(82,108)	(26,678)	(67.5)	(114,440)	(57,463)	(49.8)
Investment in Airport Concessions	(436,416)	(386,430)	(11.5)	(572,845)	(866,174)	51.2
Interest income	38,008	27,334	(28.1)	77,502	47,105	(39.2)
Net Flow from Investing Activities	**(480,484)**	**(385,565)**	**(19.8)**	**(609,751)**	**(876,323)**	**43.7**
Cash Flow before Financing Activities	**(894,175)**	**732,316**	**n.a.**	**(288,127)**	**977,659**	**n.a.**
Financing Activities						
Repurchase of Shares	-	-	n.a.	(150,000)	-	(100.0)
Securities Debt - Disbursed	-	3,500,000	n.a.	-	3,500,000	n.a.
Securities Debt - Paid	-	(3,000,000)	n.a.	-	(3,000,000)	n.a.
Payments of Expenses related to Securities Debt	-	(12,859)	n.a.	-	(12,859)	n.a.
Loans - Disbursed	18,865	-	(100.0)	32,585	-	(100.0)
Loans - Paid	-	(7,350)	n.a.	-	(7,350)	n.a.
Bank Loans - Paid	(11,078)	(3,791)	(65.8)	(21,941)	(13,967)	(36.3)
Interest Expense	(79,863)	(100,394)	25.7	(160,900)	(179,417)	11.5
Payment of Loans related to Financial Leases	(25,402)	(14,165)	(44.2)	(29,028)	(28,452)	(2.0)
Net Cash Flow from Financing Activities	**(97,478)**	**361,442**	**n.a.**	**(329,284)**	**257,955**	**n.a.**
Net Increase (Reduction) in Cash and Cash Equivalents	**(991,653)**	**1,093,758**	**n.a.**	**(617,412)**	**1,235,614**	**n.a.**
Effect of Change for Fair Value of Cash and Equivalents	**(28,868)**	**(61,695)**	**n.a.**	**333,630**	**(3,821)**	**n.a.**
Cash and Equivalents at Beginning of Period	4,166,612	3,158,534	(24.2)	3,429,873	2,958,804	(13.7)
Cash and Equivalents at End of Period	**3,146,091**	**4,190,597**	**33.2**	**3,146,091**	**4,190,597**	**33.2**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	2Q20	2Q21	6M20	6M21
Total Revenues	405,623	966,888	1,161,780	1,563,657
Aeronautical Revenues	74,159	611,737	602,684	972,780
Non- Aeronatical Revenues	101,007	130,772	274,495	242,320
Construction Revenues	230,457	224,379	284,601	348,556
Income from Operations	75,198	192,816	173,588	308,309
EBITDA	105,643	228,056	233,843	378,270

Chihuahua	2Q20	2Q21	6M20	6M21
Total Revenues	20,006	130,755	124,861	229,487
Aeronautical Revenues	10,288	101,175	97,220	173,936
Non- Aeronatical Revenues	7,455	12,493	23,391	24,875
Construction Revenues	2,264	17,086	4,251	30,676
Income from Operations	3,737	21,725	18,155	38,000
EBITDA	10,080	28,310	30,607	51,161

Mazatlán	2Q20	2Q21	6M20	6M21
Total Revenues	20,935	93,778	144,311	171,889
Aeronautical Revenues	4,172	79,447	106,085	144,845
Non- Aeronatical Revenues	5,785	11,929	21,440	22,813
Construction Revenues	10,978	2,402	16,787	4,232
Income from Operations	(8,230)	23,185	8,247	42,540
EBITDA	(3,563)	27,994	17,491	52,136

Zihuatanejo	2Q20	2Q21	6M20	6M21
Total Revenues	9,066	74,802	97,437	133,353
Aeronautical Revenues	(571)	33,766	70,183	62,656
Non- Aeronatical Revenues	3,012	5,900	11,078	10,292
Construction Revenues	6,625	35,136	16,176	60,406
Income from Operations	(8,477)	10,403	7,287	18,509
EBITDA	(3,731)	15,315	16,740	28,316

Consorcio Grupo Hotelero T2(1)	2Q20	2Q21	6M20	6M21
Revenues	7,828	40,798	64,988	69,322
Income from Operations	(12,606)	8,079	4,410	10,093
EBITDA	(2,978)	17,923	23,664	29,788

OMA VYNMSA Aero Industrial Park	2Q20	2Q21	6M20	6M21
Revenues	14,264	16,381	26,222	32,991
Income from Operations	5,737	6,777	10,755	14,470
EBITDA	11,085	14,120	21,452	28,770

Culiacán	2Q20	2Q21	6M20	6M21
Total Revenues	40,193	187,052	208,850	344,582
Aeronautical Revenues	29,496	157,111	166,688	271,208
Non- Aeronatical Revenues	7,721	14,032	27,239	28,727
Construction Revenues	2,975	15,910	14,923	44,647
Income from Operations	18,553	34,225	40,516	59,987
EBITDA	23,776	39,822	50,919	71,149

Ciudad Juárez	2Q20	2Q21	6M20	6M21
Total Revenues	20,392	154,728	114,638	265,225
Aeronautical Revenues	11,057	96,193	89,954	154,526
Non- Aeronatical Revenues	5,441	9,922	18,831	20,225
Construction Revenues	3,894	48,613	5,853	90,474
Income from Operations	(6,115)	26,925	6,819	44,340
EBITDA	(3,013)	30,590	12,928	51,443

Acapulco	2Q20	2Q21	6M20	6M21
Total Revenues	13,687	63,803	104,300	113,256
Aeronautical Revenues	6,722	51,025	73,303	90,012
Non- Aeronatical Revenues	5,941	8,311	17,020	15,594
Construction Revenues	1,024	4,468	13,977	7,650
Income from Operations	(11,216)	15,092	4,316	26,833
EBITDA	(46)	26,491	26,608	49,608

Other six airports	2Q20	2Q21	6M20	6M21
Total Revenues	75,781	353,947	409,013	581,450
Aeronautical Revenues	22,871	229,570	231,702	371,403
Non- Aeronatical Revenues	16,583	34,966	51,425	60,607
Construction Revenues	36,327	89,411	125,886	149,440
Income from Operations	(33,620)	66,510	3,711	100,535
EBITDA	(17,013)	87,267	36,242	141,815

Consorcio Hotelero Aeropuerto Monterrey (1)	2Q20	2Q21	6M20	6M21
Revenues	29	12,692	20,752	19,844
Income from Operations	(5,770)	2,367	(701)	489
EBITDA	(2,929)	5,201	4,980	6,158

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior of 2020. The exchange rates used to convert foreign currency amounts were Ps.19.1685 as of June 30, 2019, Ps. 23.1325 as of June 30, 2020, Ps. 19.9352 as of December 31, 2020, and Ps.19.8157 as of June 30, 2021.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety and security measures. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: July 27, 2021